SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                ______________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
           TO RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)*



                        Worldport Communications, Inc.
           _____________________________________________________________
                               (Name of Issuer)

                   Common Stock, par value $.0001 per share
           _____________________________________________________________
                        (Title of Class of Securities)

                                   98155J105
           _____________________________________________________________
                                (CUSIP Number)

                                April 28, 1999
           _____________________________________________________________
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          / /  Rule 13d-1(b)
          /X/  Rule 13d-(c)
          / /  Rule 13d-1(d)

______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














                               Page 1 of 4 pages
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CUSIP No.   98155J105               13G



 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           GKW Unified Holdings, LLC

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                      (b) / /
 3    SEC USE ONLY

 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               5   SOLE VOTING POWER
 NUMBER OF              500,000
   SHARES
BENEFICIALLY   6   SHARED VOTING POWER
  OWNED BY              - 0 -
   EACH
 REPORTING     7   SOLE DISPOSITIVE POWER
  PERSON                500,000
   WITH
               8   SHARED DISPOSITIVE POWER
                        - 0 -

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           500,000


 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                     / /


 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           2.64%

 12   TYPE OF REPORTING PERSON*

           00

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


















                               Page 2 of 4 pages
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                        AMENDMENT NO. 1 TO SCHEDULE 13G


         This Statement on Schedule 13G (the "Schedule 13G") relating to the common stock, par value $.0001 per share of Worldport Communications, Inc. (the "Common Stock") as previously filed by GKW Unified Holdings, LLC. is hereby amended as set forth below. Capitalized terms used without definition have the meaning ascribed to such terms in the Schedule 13G.

         Item 4(a) of the Schedule 13G is hereby amended by deleting the entire Item 4(a) and substituting the following:

            "(a)  Amount beneficially owned: 500,000 shares".

              Item 4(b) of the Schedule 13G is hereby amended by deleting the entire Item 4(b) and substituting the following:

              "(b)  Percentage of Class:  Approximately 2.64%".

              Item 4(c) of the Schedule 13G is hereby amended by deleting the entire Item 4(c) and substituting the following:

              "(c)  Number of shares as to which such person has:

              (i)      sole power to vote or to direct the vote 500,000 shares
              (ii)     shared power to vote or direct the vote -0- shares
              (iii) sole power to dispose or to direct the disposition of 500,000 shares
              (iv) shared power to dispose or to direct the disposition of -0- shares"

              Item 5 of the Schedule 13G is hereby amended by deleting the entire Item 5 and substituting the following:

              "If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/."


























                               Page 3 of 4 pages
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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 11, 1999



                                      GKW UNIFIED HOLDINGS, LLC

                                      By:  Pacific Capital Group Inc., its
                                              managing member



                                      By:/s/ Gregg Ritchie
                                         ---------------------------------
                                         Name: Gregg Ritchie





































                               Page 4 of 4 pages